Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-3 No. 333-225075) of Cadence Bancorporation and in the related Prospectus and in the Registration Statement (Form S-8 No. 333-217316) pertaining to the Amended and Restated Cadence Bancorporation 2015 Omnibus Incentive Plan dated April 14, 2017 and in the Registration Statement (Form S-8 No. 333-238791) pertaining to the Cadence Bancorporation 2018 Employee Stock Purchase Plan dated May 29, 2020, of our reports dated March 1, 2021, with respect to the consolidated financial statements of Cadence Bancorporation and the effectiveness of internal control over financial reporting of Cadence Bancorporation included in this Annual Report (Form 10-K filed on March 1, 2021) for the year ended December 31, 2020.

/s/ Ernst & Young LLP

Birmingham, Alabama

March 1, 2021